Exhibit 21

The ADT Corporation (a Delaware corporation)

Significant Subsidiaries

Country	Entity	State
Canada	ADT Security Services Canada, Inc.
Gibraltar	Tyco International (Gibraltar) III Limited
Puerto Rico	ADT Puerto Rico, LLC
United States	ADT Canada Holdings, Inc.	DE
United States	ADT Holdings, Inc.	DE
United States	ADT Investments, Inc.	DE
United States	ADT LLC	DE
United States	ADT US Holdings, Inc.	DE
United States	Electro Signal Lab, Inc.	DE
United States	S2 Mergersub Inc.	NJ